Americas Wind Energy Corporation

July 15, 2010

Securities and Exchange Commission
100 F Street NE
Washington DC 20549 – 6010

Attention:	Kristin Lochhead
Brian Cascio

Re:	Americas Wind Energy Corp.
Form 10-K for the fiscal year ended July 31, 2009
Filed November 12, 2009
Form 10-Q for the fiscal period ended January 31, 2010
File No. 000-50861

Dear Ms. Lochhead

Further to the response letter of this same date, AWE wishes to acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated buy the commission or any person under the federal securities laws of the United States.

Yours truly,
/s/ H. C. F. Dickout
______________________
H. C. F. Dickout
CEO
Americas Wind Energy Corp.
24 Palace Arch Drive
Toronto, ON Canada M9A 2S1
Phone 416 233 5670
Fax 416 233 6493

24 Palace Arch Drive	Phone	(416) 233.5670
Toronto, ON	Fax	(416) 233.6493
Canada M9A 2S1	Email	hald@awe-wind.com